Exhibit 99.1
Commission File Number 001-31914
The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.
The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.
Our products and services include individual life insurance, group life insurance, accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2011, the Company had nearly 135 million individual and group life policies and annuities, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

Commission File Number 001-31914
Contents

Definitions	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	11

Changes in Share Capital and Shareholdings of Substantial Shareholders	24

Directors, Supervisors, Senior Management and Employees	26

Significant Events	27

International Auditor’s Independent Review Report	32

Condensed Consolidated Statement of Financial Position	33

Condensed Consolidated Statement of Comprehensive Income	35

Condensed Consolidated Statement of Change in Equity	37

Condensed Consolidated Statement of Cash Flow	38

Notes to the Condensed Consolidated Interim Financial Information	39

Embedded Value	73
China Life Insurance Company Limited

Commission File Number 001-31914
Definitions

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

P&C Company	China Life Property and Casualty Insurance Company Limited

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China	for the purpose of this report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

Yuan	Renminbi Yuan

[1]	except for “the Company” referred to in the Condensed Consolidated Financial Statements.
China Life Insurance Company Limited

Commission File Number 001-31914
Company Profile
Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)
Legal Representative:

Yuan Li
Secretary to the Board of Directors:

Liu Yingqi
Office Address: 16 Financial Street, Xicheng District, Beijing, P. R. China 100033
Telephone: 86-10-63631191
Fax: 86-10-66575112
Email: ir@e-chinalife.com
Securities Representative:

Lan Yuxi
Office Address: 16 Financial Street, Xicheng District, Beijing, P. R. China 100033
Telephone: 86-10-63631068
Fax: 86-10-66575112
Email: lanyuxi@e-chinalife.com
Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P. R. China 100033
Current Office Address:

16 Financial Street, Xicheng District, Beijing, P. R. China 100033
Telephone: 86-10-63633333
Fax: 86-10-66575722
Website: www.e-chinalife.com
Email: ir@e-chinalife.com
Hong Kong Office:

Office Address: 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong
Telephone: 852-29192628
Fax: 852-29192638
China Life Insurance Company Limited

Commission File Number 001-31914
Company Profile
Newspapers for the Company’s A Share Disclosure:

China Securities Journal
Shanghai Securities News
Securities Times
CSRC’s Nominated Website for the Company’s Interim Report Disclosure:

www.sse.com.cn
The Company’s H Share Disclosure Websites:

The Company’s website at www.e-chinalife.com
HKExnews website at www.hkexnews.hk
Location where the Company’s Interim Reports may be Obtained:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China
Stock Information:

A Share:	H Share:	ADR:
Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Short Name: China Life	Short Name: China Life	Stock Code: LFC
Stock Code: 601628	Stock Code: 2628
H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong
Depositary:

Deutsche Bank
60 Wall Street, New York, NY 10005
Domestic Legal Adviser:

King & Wood
International Legal Advisers:

Latham & Watkins
Debevoise & Plimpton LLP
China Life Insurance Company Limited

Commission File Number 001-31914
Company Profile
Date of First Registration of the Company:

30 June 2003
Initial Registered Address of the Company:

16 Chaowai Avenue, Chaoyang District, Beijing, P.R. China 100020
Date of Change of Registration of the Company:

21 October 2010
Current Registered Address of the Company:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033
Corporate Business Licence Serial Number:

100000000037965
Tax Registration Certificate Number:

11010271092841X
Organization Code:

71092841-X
Auditors of the Company:

Domestic Auditor:
PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company
Address: 11F, PricewaterhouseCoopers Center, Corporate Avenue 2, 202 Hu Bin Road, Luwan District, Shanghai 200021, P.R. China
International Auditor:
PricewaterhouseCoopers
Address: 22/F, Prince’s Building, Central, Hong Kong
China Life Insurance Company Limited

Commission File Number 001-31914
Financial Summary

	RMB million
			Increase/
	As at 30 June	As at 31 December	Decrease from
	2011	2010	the end of 2010

Total assets	1,546,891	1,410,579	9.7%
Investment assets	1,454,453	1,336,245	8.8%
Total equity holders’ equity	197,051	208,710	-5.6%
Equity holders’ equity per share (RMB Yuan)	6.97	7.38	-5.6%

Note:
Investment assets = Cash and cash equivalents + Securities at fair value through income + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits

	RMB million
			Increase/
			Decrease from
	January to June	January to June	the corresponding
Major Financial Data	2011	2010	period in 2010

Total revenues	227,466	215,391	5.6%
Net premiums earned	194,849	183,589	6.1%
Net profit before income tax expenses	14,927	21,603	-30.9%
Net profit attributable to equity holders of the Company	12,964	18,034	-28.1%
Earnings per share (basic and diluted) (RMB Yuan)	0.46	0.64	-28.1%
Weighted average ROE (%)	6.22	8.53	decrease of 2.31
			percentage points
Net cash inflow from operating activities	90,103	104,365	-13.7%
Net cash inflow from operating acitivities per share (RMB Yuan)	3.19	3.69	-13.7%

Note 1:	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.

Note 2:	Financial results of the Reporting Period are unaudited.
China Life Insurance Company Limited

Commission File Number 001-31914
Chairman’s Statement
The first half of 2011 witnessed new challenges for the global economic recovery. The complexity of macro-economic situation of China and the changes of corresponding measures and policies also brought more uncertainties to the insurance industry, and the growth of life insurance business was under pressure. In the face of the complex economic environment and increasingly harsh market condition, the Company adhered to the development strategies of “transforming growth model, speeding up development, intensifying reforms, building solid foundation and conducting operations in compliance with laws”, and coped with difficulties positively. As a result, the Company maintained a steady growth in premiums and solidified its market position.
During the Reporting Period, the Company’s total revenues reached RMB227,466 million, a 5.6% increase year-on-year. As at the end of the Reporting Period, the Company’s total assets reached RMB1,546,891 million, a 9.7% increase from the end of 2010. The Company’s embedded value was RMB296,493 million. In the first half of 2011, the Company had a market share2 of approximately 34.8%. Meanwhile, being affected simultaneously by various internal and external factors, during the Reporting Period, net profit attributable to equity holders of the Company was RMB12,964 million, a 28.1% decrease year-on-year, and earnings per share (basic and diluted) were RMB0.46, a 28.1% decrease year-on-year. Due to factors such as the fluctuation in the capital markets, the distribution of previous year’s cash dividends to equity holders and the business development of the Company, the Company’s solvency ratio decreased from 211.99% as at the end of 2010 to 164.21%.
REVIEW OF THE FIRST HALF OF 2011
The Company strived to analyze the development trend of the life insurance market, grasped the market rhythm and achieved steady business growth. During the Reporting Period, the Company’s net premiums earned reached RMB194,849 million, a 6.1% increase year-on-year. Compared to the corresponding period in 2010, first year premiums decreased by 1.0%, first-year regular premiums increased by 10.8%, first-year regular premiums with 10 years or longer payment duration increased by 26.2%, and renewal premiums increased by 17.1%. The percentage of first-year regular premiums in first year premiums increased to 31.11% in the first half of 2011 from 27.82% in the corresponding period in 2010. The percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 30.85% in the first half of 2011 from 27.09% in the corresponding period in 2010. The percentage of accident insurance premiums in short-term insurance premiums increased to 57.53% in the first half of 2011 from 53.28% in the corresponding period in 2010. The percentage of renewal premiums in gross written premiums increased to 43.17% in the first half of 2011 from 39.23% in the corresponding period in 2010. New business value for the 6 months to 30 June 2011 reached RMB12,186 million, a 5.5% increase year-on-year. As at 30 June 2011, the number of in-force policies increased by 4.7% from the end of 2010, and the Policy Persistency Rate (14 months and 26 months)3 reached 92.54% and 87.00%, respectively. Surrender Rate4 was 1.47%, a 0.17 percentage point increase from the corresponding period in 2010.

[2]	Calculated according to the premium data of life insurance companies released by CIRC for the first half of 2011.

[3]
The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[4]
The Surrender Rate = current surrender payment/(reserve of life insurance and long-term health insurance at the beginning of the period + current premium of life insurance and long-term health insurance).

China Life Insurance Company Limited

Commission File Number 001-31914
Chairman’s Statement
The Company actively responded to changes in the capital markets, optimized its investment portfolio, moderately increased allocation to negotiated deposits and long-term bonds and conducted equity investment with flexibility, thereby achieving satisfactory investment results. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,454,453 million, a 8.8% increase from the end of 2010. The proportion of debt securities decreased from 45.51% as at the end of 2010 to 43.22%, while the proportion of equity securities decreased from 14.66% as at the end of 2010 to 13.38%. The proportion of term deposits increased from 33.05% as at the end of 2010 to 34.32%. During the Reporting Period, the Company’s gross investment yield was 4.50%5. In addition, the Company actively developed its capabilities in new investment channels and proactively sought for investment opportunities, and became the first to complete the filings relating to equity investment capability in the insurance industry.
The exclusive individual agent channel kept on improving its infrastructure and professional management level, continued to build a solid foundation for its sales team, made great efforts in improving the structure of its sales team, took the initiative to eliminate unproductive individual agents and enhanced the quality and sales capability of the sales team as a whole. The bancassurance channel has actively responded to the macro-economic control and changes of industry regulatory policies, strengthened its efforts in product innovation, enhanced channel cooperation and improved supports and services, thus maintaining a steady growth in the total premiums. The group insurance channel achieved a rapid growth in short-term accident insurance business and the proportion of the premiums increased gradually, and made a breakthrough in micro-credit insurance business. As at the end of the Reporting Period, the Company had approximately 662,000 exclusive individual agents and 14,900 direct sales representatives. The number of intermediary bancassurance outlets was 96,000, with 44,000 sales representatives in total.
The Company enhanced the efficiency of its business processing operations steadily by further optimizing its business management practices based on the centralized management at the provincial level. The Company improved its IT service, so as to provide strong back-up support and service guarantee to all sales channels. The Company also actively explored and promoted its telephone and on-line sales businesses.
China Life was a global insurance partner of the 2011 Xi’an International Horticultural Exposition. The Company successfully launched China Life Week and China Life Customer Day activities under the theme of “Hand in Hand with China Life, Making a Green and Energetic China”, and made great efforts to improve the quality of its customer service.
The Company actively carried out the benchmarking implementation and the internal control evaluation based on the “Implementation Manual for Internal Control Standards”, and improved the hierarchical and classified risk early-warning mechanism. In view of various hidden risks, the Company performed timely inspection activities such as special audits and supervisions, and seriously strengthened the rectification activities. The Company initiated the process of monitoring the sales risk of its branches and the credit assessment for its insurance agents.

[5]
Gross investment yield = {[(Investment income + Net realised gains/(losses) on financial assets + Net fair value gains/(losses) through income — Business tax and extra charges for investment) /((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/181} × 365

China Life Insurance Company Limited

Commission File Number 001-31914
Chairman’s Statement
CORPORATE GOVERNANCE
On 3 June 2011, Mr. Yang Chao tendered his resignation as the Chairman and Executive Director of the Company due to age. I was appointed as an Executive Director of the Company at the 2010 Annual General Meeting on the same day. At the thirteenth meeting of the third session of the Board of Directors of the Company, I was elected as the Chairman of the Company. Mr. Yang Chao was diligent and responsible during his term as the Chairman and Executive Director of the Company. He exerted himself to advance the establishment of the Company as a first-class international life insurance company, and gained praises from capital markets and the general public. The Board would like to express their gratitude to Mr. Yang Chao for his hard work and distinguished contribution to the Company.
CORPORATE SOCIAL RESPONSIBILITY
In addition to fulfilling responsibilities according to its insurance policies, the Company actively undertook its corporate social responsibilities. During the Reporting Period, the total amount of insurance benefits and claims reached RMB45.9 billion. The Company made great efforts to develop its rural micro-insurance business, the geographical coverage of which has been expanded to 24 provinces and municipalities, and the total number of people covered by micro-insurance products has reached 11.68 million. The New Village Cooperative Medical Insurance Scheme covered 14 provinces, 25 municipalities and 72 counties. The Basic Medical Insurance Program for Urban and Township Residents has been expanded to 11 provinces, 18 municipalities and 40 counties, covering 23.52 million residents.
The Company is actively involved in public welfare and charity work. While continuing to provide support for Wenchuan earthquake orphans through the China Life Foundation, the Company also provides monthly subsidies of RMB600 per person for 459 Yushu earthquake orphans and Zhouqu mudslide orphans. The total amount of sponsorship paid by the Company to the Civil Affairs Bureau of Qinghai Province and Zhouqu County of Gansu Province reached RMB5,577,000. The Company continued to promote the “China Life Orphan Support Plan”. Through the scheme under which one-on-one assistance is provided to orphans by China Life volunteers, supporting works for documentary of “Recording my family” for Wenchuan earthquake orphans, and the third session of “China Life Summer Camp”, the Company provided orphans from the Wenchuan, Yushu and Zhouqu disasters with long-term, continuous physical and spiritual support. The Company donated RMB1 million to Yunnan Zhaotong Charity Society and jointly initiated China Life Zhaotong Relief Fund which is aimed to help those who have sustained injuries in the course of acting heroically or suffered from serious diseases with great financial difficulties. The Company donated RMB1 million to “China Women’s Development Foundation-Special Fund for the Health of Chinese Women”, in order to provide women in impoverished areas with “Screening for Two Gynecological Cancers” and protection against serious diseases. At the 2010 Annual General Meeting, a resolution was passed which permits the Company to make continuous donations to the China Life Foundation.
China Life Insurance Company Limited

Commission File Number 001-31914
Chairman’s Statement
OUTLOOK
In the second half of 2011, the Company will adapt to the changes of macro-economic situation and market environment. With the focus on the transformation of its growth models, the Company will strive to maintain a steady growth in the business volume and promote the cooperation between various channels so as to increase its business value. The Company will strengthen the allocation and management of assets and liabilities and take advantage of the development trend and any possible opportunities to increase its investment yield. It will also persist in the reform and innovation for the purpose of enhancing its professional management level. The Company will continue to operate its business in compliance with laws, improve its internal control management system and take strict precautions against operational risks. In addition, the Company will optimize its policy system, enhance the vitality of its local branches, solidify the foundation for its future development and strive to complete all assignments and tasks for the year, thus creating a good start for the “12th Five-Year Plan”.
I am honored to be appointed as the Chairman of the Board at the Annual General Meeting and the Board meeting and I am deeply mindful of the great responsibilities I will undertake. I would like to take this opportunity to express my sincere gratitude for the understanding, trust and support that have been given to the Company by all the shareholders, customers and the general public. We will continue to pursue a scientific development path with China Life’s distinct characteristics, and advance towards our goal of developing into a leading international life insurance company. We are greatly committed to offering excellent service to our customers and long-term, stable return to our shareholders by working concertedly and industriously, and continuing to build up the Company’s image as a reliable and responsible corporate citizen.
By Order of the Board
Yuan Li
Chairman
Beijing, China
23 August 2011
China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
I.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
1.	Total Revenues

	RMB million
	January to June	January to June
	2011	2010	Change

Net premiums earned	194,849	183,589	6.1%
Individual life insurance business	186,846	175,504	6.5%
Group life insurance business	298	281	6.0%
Short-term insurance business	7,705	7,804	-1.3%
Investment income	30,309	24,715	22.6%
Net realised gains on financial assets	601	6,266	-90.4%
Net fair value gains/(losses) through income	405	(369)	not applicable
Other income	1,302	1,190	9.4%

Total	227,466	215,391	5.6%

Net Premiums Earned
(1)	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 6.5% year-on-year. This was primarily due to an increase in the first-year regular premiums and renewal premiums.

(2)	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 6.0% year-on-year. This was primarily due to an increase in premiums from group term life insurance products.

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
(3)	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business decreased by 1.3% year-on-year. This was primarily due to an increase in the unearned premium reserves of short-term insurance business.

Gross written premiums categorized by business:

	RMB million
	January to June	January to June
	2011	2010	Change

Individual Life Insurance Business	186,858	175,520	6.5%
First-year business	102,472	103,486	-1.0%
Single	70,498	74,624	-5.5%
First-year regular	31,974	28,862	10.8%
Renewal business	84,386	72,034	17.1%
Group Life Insurance Business	299	283	5.7%
First-year business	298	279	6.8%
Single	297	278	6.8%
First-year regular	1	1	—
Renewal business	1	4	-75.0%
Short-term Insurance Business	8,333	7,811	6.7%
Short-term accident insurance business	4,794	4,162	15.2%
Short-term health insurance business	3,539	3,649	-3.0%

Total	195,490	183,614	6.5%

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
Gross written premiums categorized by channel:

	RMB million
	January to June	January to June
	2011	2010	Change

Individual Life Insurance Channel	92,012	83,644	10.0%
First-year business of long-term insurance	22,787	18,727	21.7%
Single	180	261	-31.0%
First-year regular	22,607	18,466	22.4%
Renewal business	69,164	64,878	6.6%
Short-term insurance business	61	39	56.4%
Group Life Insurance Channel	9,057	8,759	3.4%
First-year business of long-term insurance	784	983	-20.2%
Single	783	982	-20.3%
First-year regular	1	1	—
Renewal business	1	4	-75.0%
Short-term insurance business	8,272	7,772	6.4%
Bancassurance Channel	94,421	91,211	3.5%
First-year business of long-term insurance	79,199	84,055	-5.8%
Single	69,832	73,659	-5.2%
First-year regular	9,367	10,396	-9.9%
Renewal business	15,222	7,156	112.7%
Short-term insurance business	—	—	—

Total	195,490	183,614	6.5%

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
Investment Income

	RMB million
	January to June	January to June
	2011	2010	Change

Investment income from securities at fair value through income	201	62	224.2%
Investment income from available-for-sale securities	12,066	11,324	6.6%
Investment income from held-to-maturity securities	5,303	5,184	2.3%
Investment income from term deposits	11,573	7,375	56.9%
Investment income from loans	1,120	696	60.9%
Other investment income	46	74	-37.8%

Total	30,309	24,715	22.6%

(1)	Investment Income from Securities at Fair Value through Income

During the Reporting Period, investment income from securities at fair value through income increased by 224.2% year-on-year. This was primarily due to an increase in the volume of securities at fair value through income and interest income from debt securities at fair value through income.

(2)	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 6.6% year-on-year. This was primarily due to an increase in interest income from available-for-sale debt securities resulting from the increase of interest rate.

(3)	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 2.3% year-on-year. This was primarily due to an increase in interest income from held-to-maturity debt securities resulting from the increase of interest rate.

(4)	Investment Income from Term Deposits

During the Reporting Period, investment income from term deposits increased by 56.9% year-on-year. This was primarily due to the increased volume of deposits and an increase in the floating interest rates of deposits.

(5)	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 60.9% year-on-year. This was primarily due to the increased volume of policy loans and debt investment plan.
China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
Net Realised Gains on Financial Assets

During the Reporting Period, net realised gains on financial assets decreased by 90.4% year-on-year. This was primarily due to a decrease in income from the buy-sale price differential and an increase in the investment assets meeting the impairment losses recognition standard resulting from the fluctuation in the capital markets.

Net Fair Value Gains/(Losses) through Income

During the Reporting Period, the increase of net fair value gains/(losses) through income was primarily due to an increase in unrealized profits and income from the buy-sale price differential in trading of securities at fair value through income.

Other Income

During the Reporting Period, other income increased by 9.4% year-on-year. This was primarily due to an increase in income from commission fees earned from P&C Company.

2.	Benefits, Claims and Expenses

	RMB million
	January to June	January to June
	2011	2010	Change

Insurance benefits and claims	180,406	163,315	10.5%
Individual life insurance business	176,242	158,760	11.0%
Group life insurance business	252	265	-4.9%
Short-term insurance business	3,912	4,290	-8.8%
Investment contract benefits	965	1,062	-9.1%
Policyholder dividends resulting from participation in profits	5,764	6,195	-7.0%
Underwriting and policy acquisition costs	15,343	13,962	9.9%
Administrative expenses	9,030	8,405	7.4%
Other operating expenses	1,843	1,580	16.6%
Statutory insurance fund contribution	357	339	5.3%

Total	213,708	194,858	9.7%

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
Insurance Benefits and Claims
(1)	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to individual life insurance business increased by 11.0% year-on-year. This was primarily due to an increase in maturity benefits.

(2)	Group Life Insurance Business
During the Reporting Period, insurance benefits and claims attributable to group life insurance business decreased by 4.9% year-on-year, maintaining a stable status.
(3)	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims attributable to short-term insurance business decreased by 8.8% year-on-year. This was primarily due to the optimization of short-term insurance business structure and the enhancement of business quality control.

Investment Contract Benefits
During the Reporting Period, investment contract benefits decreased by 9.1% year-on-year. This was primarily due to a decrease in the payment of interests.
Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 7.0% year-on-year. This was primarily due to a decrease in investment yield for participating products.

Underwriting and Policy Acquisition Costs
During the Reporting Period, underwriting and policy acquisition costs increased by 9.9% year-on-year. This was primarily due to business development.
Administrative Expenses
During the Reporting Period, administrative expenses increased by 7.4% year-on-year. This was primarily due to business development.
Other Operating Expenses
During the Reporting Period, other operating expenses increased by 16.6% year-on-year. This was primarily due to an increase in interest payment for accumulated dividends.
China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
3.	Profit before Income Tax

	RMB million
	January to June	January to June
	2011	2010	Change

Individual life insurance business	12,340	19,144	-35.5%
Group life insurance business	268	210	27.6%
Short-term insurance business	870	773	12.5%
Other	1,449	1,476	-1.8%

Total	14,927	21,603	-30.9%

(1)	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 35.5% year-on-year. This was primarily due to the influence imposed on individual life insurance segment from the decline of investment yield and increase in impairment losses caused by the fluctuation in the capital markets, and the increase of the traditional insurance contract liabilities caused by the downward slope of the “yield curve of reserve computation benchmark for insurance contracts” published on “China Bond” website.

(2)	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business increased by 27.6% year-on-year. This was primarily due to the optimization of group insurance business structure.

(3)	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business increased by 12.5% year-on-year. This was primarily due to the optimization of short-term insurance business structure and a decrease in claims payments.

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB1,853 million, a 46.9% decrease year-on-year. This was primarily due to a decrease in taxable income. Our effective tax rate for the first half of 2011 was 12.41%.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB12,964 million, a 28.1% decrease year-on-year. This was primarily due to the decline of investment yield and increase in impairment losses caused by the fluctuation in the capital markets, and the increase of the traditional insurance contract liabilities caused by the downward slope of the “yield curve of reserve computation benchmark for insurance contracts” published on “China Bond” website.

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
II.	ANALYSIS OF MAJOR FINANCIAL POSITION ITEMS
1.	Major Assets

	RMB million
	As at 30	As at 31
	June 2011	December 2010	Change

Investment assets	1,454,453	1,336,245	8.8%
Term deposits	499,125	441,585	13.0%
Held-to-maturity securities	242,301	246,227	-1.6%
Available-for-sale securities	567,957	548,121	3.6%
Securities at fair value through income	13,093	9,762	34.1%
Securities purchased under agreements to resell	538	—	not applicable
Cash and cash equivalents	79,531	47,854	66.2%
Loans	45,755	36,543	25.2%
Statutory deposits — restricted	6,153	6,153	—
Other assets	92,438	74,334	24.4%

Total	1,546,891	1,410,579	9.7%

Term Deposits
As at the end of the Reporting Period, term deposits increased by 13.0% from the end of 2010. This was primarily due to our increased efforts for investment in negotiated deposits.
Held-to-Maturity Securities
As at the end of the Reporting Period, held-to-maturity securities decreased by 1.6% from the end of 2010. This was primarily due to the maturity of some held-to-maturity debt securities.
Available-for-Sale Securities
As at the end of the Reporting Period, available-for-sale securities increased by 3.6% from the end of 2010. This was primarily due to an increase in the volume of available-for-sale securities.
China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
Securities at Fair Value through Income
As at the end of the Reporting Period, securities at fair value through income increased by 34.1% from the end of 2010. This was primarily due to an increase in debt securities at fair value through income.
Cash and Cash Equivalents
As at the end of the Reporting Period, cash and cash equivalents increased by 66.2% from the end of 2010. This was primarily due to investment assets allocation and liquidity management needs.
Loans
As at the end of the Reporting Period, loans increased by 25.2% from the end of 2010. This was primarily due to an increase in the demand of policy loans and the volume of debt investment plan.
As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	RMB million
	As at 30 June 2011		As at 31 December 2010
	Amount	Percentage	Amount	Percentage

Cash and cash equivalents	79,531	5.47%	47,854	3.58%
Term deposits	499,125	34.32%	441,585	33.05%
Bonds	628,724	43.22%	608,192	45.51%
Funds	91,886	6.32%	96,329	7.21%
Common stocks	102,738	7.06%	99,580	7.45%
Other investment forms	52,449	3.61%	42,705	3.20%

Total	1,454,453	100.00%	1,336,245	100.00%

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
2.	Major Liabilities

	RMB million
	As at 30	As at 31
	June 2011	December 2010	Change

Insurance contracts	1,135,613	1,018,135	11.5%
Investment contracts	70,480	70,171	0.4%
Securities sold under agreements to repurchase	48,425	23,065	110.0%
Policyholder dividends payable	49,735	52,828	-5.9%
Annuity and other insurance balances payable	11,843	8,275	43.1%
Deferred tax liabilities	7,764	11,776	-34.1%
Other liabilities	24,187	15,854	52.6%

Total	1,348,047	1,200,104	12.3%

Insurance Contracts
As at the end of the Reporting Period, liabilities of insurance contracts increased by 11.5% from the end of 2010. This was primarily due to an increase in business volume and the accumulation of insurance liabilities. As at the balance sheet date, the Company’s reserves for insurance contracts satisfied the liability adequacy testing.
Investment Contracts
As at the end of the Reporting Period, account balance of investment contracts increased by 0.4% from the end of 2010. This was primarily due to an increase in business volume.
Securities Sold under Agreements to Repurchase
As at the end of the Reporting Period, securities sold under agreements to repurchase increased by 110.0% from the end of 2010. This was primarily due to the investment assets allocation and liquidity management needs.
Policyholder Dividends Payable
As at the end of the Reporting Period, policyholder dividends payable decreased by 5.9% from the end of 2010. This was primarily due to a decrease in investment yield for participating products and the Company making payment for policy dividends.
China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
Annuity and Other Insurance Balances Payable
As at the end of the Reporting Period, annuity and other insurance balances payable increased by 43.1% from the end of 2010. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.
Deferred Tax Liabilities
As at the end of the Reporting Period, deferred tax liabilities decreased by 34.1% from the end of 2010. This was primarily due to the increase in the unrealized loss from available-for-sale securities that causes the changeover of deferred tax liabilities.
3.	Equity Holders’ Equity
As at the end of the Reporting Period, equity holders’ equity was RMB197,051 million, a 5.6% decrease from the end of 2010. This decrease was primarily due to a decrease in the fair value of available-for-sale securities resulting from the fluctuation in the capital markets and the distribution of previous year’s cash dividends to equity holders.
III.	ANALYSIS OF CASH FLOW
1.	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity concerns with respect to these cash flows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB79,531 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB499,125 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB620,915 million, and investments in equity securities had a fair value of RMB194,627 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at an adequate price.

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
2.	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

	RMB million
	January to June	January to June
	2011	2010	Change

Net cash inflow from operating activities	90,103	104,365	-13.7%
Net cash outflow from investment activities	(82,493)	(78,376)	5.3%
Net cash inflow/(outflow) from financing activities	24,269	(17,405)	not applicable
Foreign currency losses on cash and cash equivalents	(202)	(63)	220.6%

Net increase in cash and cash equivalents	31,677	8,521	271.8%

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 13.7% year-on-year. This was primarily due to an increase in maturity benefits. Net cash outflow from investment activities increased by 5.3% year-on-year. This was primarily due to the demand of investment management. The change of net cash inflow/(outflow) from financing activities was primarily due to the demand of liquidity management.
China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
IV.	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at 30 June 2011:

	RMB million
	As at 30	As at 31
	June 2011	December 2010

Actual capital	104,553	123,769
Minimum capital	63,672	58,385
Solvency ratio	164.21%	211.99%

The decrease of our solvency ratio was primarily due to the fluctuation in the capital markets, the distribution of previous year’s cash dividends to equity holders and the business development of the Company.

China Life Insurance Company Limited

Commission File Number 001-31914
Changes in Share Capital and Shareholdings of Substantial Shareholders
(1)	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

(2)	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLERS
1.	Number of shareholders and their shareholdings
Unit: Shares

Total number of shareholders at	No. of A shareholders: 279,343
the end of the Reporting Period	No. of H shareholders: 36,549
Particulars of top ten shareholders of the Company

				Increase/decrease	Number of shares
		Percentage of	Total number of	during the Reporting	subject to selling	Number of pledged
Name of shareholder	Nature of shareholder	shareholding	shares held	Period	restrictions	or lock-up shares
China Life Insurance (Group) Company	State-owned corporate shareholder	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited Note 1	Foreign shareholder	25.68%	7,259,375,855	+6,390,579	—	—
State Development & Investment Corporation Note 2	Other	0.18%	49,800,000	—	—	—
China National Investment & Guaranty Co., Ltd Note 2	Other	0.10%	29,300,000	+100,000	—	—
China Pacific Life Insurance Co., Ltd. — Tradition — Ordinary Insurance Products	Other	0.08%	21,353,572	+1,020,690	—	—
China Merchants Bank — Securities Account for Guarantee of Customer Securities Credit Transactions	Other	0.08%	21,262,746	+20,058,884	—	—
China National Nuclear Corporation Note 2	Other	0.07%	20,000,000	—	—	—
IFC — Standard Chartered —
GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD	Other	0.07%	19,619,125	+483,180	—	—
China International Television Corporation Note 2	Other	0.07%	18,452,300	—	—	—
Guotai Jun’an — China Construction Bank — The Hongkong and Shanghai Banking Corporation Limited	Other	0.06%	16,491,217	-3,578,300	—	—
China Life Insurance Company Limited

Commission File Number 001-31914
Changes in Share Capital and Shareholdings of Substantial Shareholders

Details of shareholders	Note 1:
HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Note 2:
State Development & Investment Corporation, China National Investment & Guaranty Co., Ltd., China National Nuclear Corporation and China International Television Corporation have become the top 10 shareholders of the Company through the strategic placement during the initial public offering of A shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement is from 9 January 2007 to 9 January 2008.

Note 3:
The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.	During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company.
(3)	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS
So far as is known to any Directors, Supervisors and the chief executive of the Company, as at 30 June 2011, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

					Percentage of	Percentage of
Name of substantial			Number of		the respective	the total number
shareholder	Capacity	Type of shares	shares held		type of shares	of shares in issue

China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%
The letter “L” denotes a long position.
Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 30 June 2011, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.
China Life Insurance Company Limited

Commission File Number 001-31914
Directors, Supervisors, Senior Management and Employees
I.	APPOINTMENT AND DISMISSAL OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT, AND NUMBER OF EMPLOYEES
1.	Appointment and Dismissal of Directors, Supervisors and Senior Management

On 3 June 2011, Mr. Yang Chao tendered his resignation as Chairman and Executive Director of the Company due to age.

As approved at the 2010 Annual General Meeting of the Company held on 3 June 2011, Mr. Yuan Li was appointed as an Executive Director of the Company. As approved at the thirteenth meeting of the third session of the Board held on 3 June 2011, Mr. Yuan Li was elected as the Chairman of the Company. Mr. Yuan Li’s term of office commenced on 3 June 2011 and will end on the expiry of the term of the third session of the Board.

2.	Number of Employees
As at 30 June 2011, the Company has 101,168 employees in total.
II.	CHANGE IN SHARES OF THE COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and Senior Management.
III.	DISCLOSURE OF DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES
As at 30 June 2011, none of the Directors, Supervisors or the chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issures (the “Model Code”) as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
IV.	COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they have confirmed that they had complied with the Model Code and the Company’s own guidelines during the period from 1 Janurary 2011 to 30 June 2011.

China Life Insurance Company Limited

Commission File Number 001-31914
Significant Events
I.	CORPORATE GOVERNANCE

In the first half of 2011, the Company adhered strictly to the regulatory requirements and listing rules of its listed jurisdictions, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with its investors, standardize and upgrade the information disclosure system and workflow, and increase the transparency of its business operations so as to ensure that investors, especially small and medium-sized investors, have an equal access to the Company’s information.

In the first half of 2011, the Shareholders’ General Meetings, Board Meetings and Supervisory Committee Meetings of the Company have been functioning pursuant to the relevant procedural rules. The third session of the Board of Directors and the third session of the Supervisory Committee held 3 meetings and 2 meetings, respectively. The Company held the 2010 Annual General Meeting on 3 June 2011 in Hong Kong. The announcements concerning the resolutions adopted at the above meetings were published on China Securities Journal, Shanghai Securities News and Securities Times.

For the Reporting Period, the Company complied with all the code provisions under the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules. The Audit Committee has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2011.

II.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare an interim dividend for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2010 approved at the 2010 Annual General Meeting held on 3 June 2011, after the appropriation of RMB3,368 million to its discretionary surplus reserve fund (being 10% of its net profit for 2010 under China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.40 per share (inclusive of applicable tax) to all shareholders of the Company, totaling approximately RMB11,306 million (inclusive of applicable tax).

III.	MAJOR LITIGATION AND ARBITRATION

The Company was not a party to any major litigation or arbitration during the Reporing Period.

IV.	PURCHASE AND SALE THE COMPANY’S ASSET, AND MERGER AND ACQUISITION DURING THE REPORTING PERIOD

During the Reporting Period, the Company has neither purchased nor sold any of the Company’s assets, nor carried out any merger and acquisition.
China Life Insurance Company Limited

Commission File Number 001-31914
Significant Events
V.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.

VI.	MAJOR CONNECTED TRANSACTIONS OF THE COMPANY DURING THE REPORTING PERIOD
1.	Continuing Connected Transactions
(1)	Policy Management Agreement

The Company and CLIC have constantly signed policy management agreement since 30 September 2003. The Company and CLIC entered into a confirmation letter on 30 December 2008, pursuant to which both parties confirmed the further renewal of the policy management agreement for three years from 1 January 2009 to 31 December 2011. Pursuant to the renewed policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 17 in the Notes to the Condensed Consolidated Interim Financial Information. The annual cap for each of the three years ending 31 December 2011 is RMB1,402 million.

For the first half of 2011, the service fee paid by CLIC to the Company amounted to RMB539 million.

(2)	Asset Management Agreements
(a)	Asset Management Agreement between AMC and the Company

Since 30 November 2003, the Company has been entering into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2010. The Company and AMC entered into an asset management agreement on 30 December 2010, which is for a term of one year effective from 1 January 2011 and expiring on 31 December 2011, and will be renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ prior written notice to terminate the agreement at the expiration of the then current term. In accordance with the asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 17 in the Notes to the Condensed Consolidated Interim Financial Information. The Company has set the annual cap amount at RMB900 million for 2011 and 2012.

China Life Insurance Company Limited

Commission File Number 001-31914
Significant Events
For the first half of 2011, the Company paid AMC an asset management fee of RMB327 million.

(b)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC has been entering into asset management agreements with AMC. CLIC and AMC entered into a renewed CLIC asset management agreement on 30 December 2008. The renewed CLIC asset management agreement is for a term of three years from 1 January 2009 to 31 December 2011. In accordance with the renewed CLIC asset management agreement, AMC agreed to manage assets entrusted to it by CLIC, on a discretionary basis, and to engage in investment and management of securities on behalf of CLIC, subject to the investment guidelines and instructions given by CLIC. For details as to the method of calculation of the asset management fee, please refer to Note 17 in the Notes to the Condensed Consolidated Interim Financial Information. The annual caps for each of the three years ending 31 December 2011 are RMB280 million, RMB290 million and RMB300 million, respectively.

For the first half of 2011, CLIC paid AMC an asset management fee of RMB64 million.
2.	Other Major Connected Transactions
(1)	Capital Injection to P&C Company

On 24 June 2011, the Company, CLIC and P&C Company signed the “China Life Property and Casualty Insurance Company Limited Capital Injection Contract”, pursuant to which the Company and CLIC agreed to inject RMB1.6 billion and RMB2.4 billion into P&C Company by the subscription of 1.6 billion shares and 2.4 billion shares at RMB1.00 per share, respectively (being 40% and 60% of the increased registered capital of P&C Company, respectively). CIRC approved the change of registered capital of P&C Company on 19 July 2011. Following the completion of the capital injection, the Company’s accumulative investment to P&C Company would increase to RMB3.2 billion in total, and P&C Company would continue to be held as to 40% by the Company and 60% by CLIC.

(2)	Acquisition of Property by the Company and P&C Company

On 5 May 2011, the Ningbo Branch of the Company and the Ningbo Branch of P&C Company (as purchasers) and Ningbo Jinghe Property Development Company Limited () (“Ningbo Jinghe”)(as seller) signed the “the Commercial Property Sale and Purchase Contract of Zhejiang Province”, pursuant to which the Ningbo Branch of the Company and the Ningbo Branch of P&C Company agreed to acquire Sanbao Century Plaza () from Ningbo Jinghe at the total purchase price of RMB920,461,815. The Ningbo Branch of the Company shall pay RMB774,161,535 for 31,598.43 square meters of Sanbao Century Plaza (representing 84.11% of the saleable area), and the Ningbo Branch of P&C Company shall pay RMB146,300,280 for 5,971.44 square meters of Sanbao Century Plaza (representing 15.89% of the saleable area). Sanbao Century Plaza should be delivered to the Ningbo Branch of the Company and the Ningbo Branch of P&C Company by 30 September 2012.

China Life Insurance Company Limited

Commission File Number 001-31914
Significant Events
(3)	The Entrustment of Enterprise Annuity Funds and Account Management Agreement

On 27 July 2009, the Company, CLIC and AMC signed the “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company” with the Pension Company. The agreement is valid for three years from the date on which the entrusted funds are transferred into a special entrustment account. As a trustee and account manager, the Pension Company provides trusteeship and account management services for the enterprise annuity funds of the Company, CLIC and AMC and charges trustee management fees and account management fees in accordance with the agreement.

3.	Statement on Claims, Debt Transactions and Guarantees etc. with Connected Parties outside the Course of its Business

During the Reporting Period, the Company was not involved in claims, debt transactions and guarantees with connected parties outside the course of its business.
VII.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS
1.
During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased the Company’s assets to other companies, the income from which accounts for 10% or above of the Company’s profits for the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Apart from entrusting funds with AMC and its subsidiaries for asset management purposes, the Company did not entrust other companies with the management of cash assets during the Reporting Period.

4.	Save as otherwise disclosed in this report, the Company had no other material contracts during the Reporting Period.
China Life Insurance Company Limited

Commission File Number 001-31914
Significant Events
VIII.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the abovementioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership have been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

IX.	AUDITORS

Resolutions were passed at the 2010 Annual General Meeting held on 3 June 2011 to engage PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as the PRC and international auditors to the Company in 2011, respectively. This interim report was unaudited.

X.	STOCK APPRECIATION RIGHTS PLAN AND ITS IMPLEMENTATION

No Share Stock Appreciation Rights of the Company were granted or exercised in the first half of 2011. The Company will deal with such rights and related matters in accordance with relavant PRC governmental policy.

China Life Insurance Company Limited

Commission File Number 001-31914
International Auditor’s Independent Review Report

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF CHINA LIFE INSURANCE COMPANY LIMITED
(incorporated in People’s Republic of China with limited liability)
INTRODUCTION
We have reviewed the interim financial information set out on pages 33 to 72, which comprises the condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2011 and the related condensed consolidated statements of comprehensive income, statement of changes in equity and cash flows statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes (the “Interim Financial Information”). The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
SCOPE OF REVIEW
We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
CONCLUSION
Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 23 August 2011
PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com
China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Financial Position
As at 30 June 2011

		Unaudited	Audited
		As at	As at
		30 June	31 December
		2011	2010
	Note	RMB million	RMB million

ASSETS
Property, plant and equipment		19,282	18,946
Investments in associates	6	21,938	20,892
Held-to-maturity securities	7.1	242,301	246,227
Loans	7.2	45,755	36,543
Term deposits	7.3	499,125	441,585
Statutory deposits — restricted		6,153	6,153
Available-for-sale securities	7.4	567,957	548,121
Securities at fair value through income	7.5	13,093	9,762
Securities purchased under agreements to resell		538	—
Accrued investment income		23,730	18,193
Premiums receivable		13,466	7,274
Reinsurance assets		863	830
Other assets		13,159	8,199
Cash and cash equivalents		79,531	47,854

Total assets		1,546,891	1,410,579

The notes on pages 39 to 72 form an integral part of these interim financial information.
China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Financial Position
As at 30 June 2011

		Unaudited	Audited
		As at	As at
		30 June	31 December
		2011	2010
	Note	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	8	1,135,613	1,018,135
Investment contracts	9	70,480	70,171
Securities sold under agreements to repurchase		48,425	23,065
Policyholder dividends payable		49,735	52,828
Annuity and other insurance balances payable		11,843	8,275
Premiums received in advance		1,710	1,880
Other liabilities		22,254	13,746
Deferred tax liabilities	14	7,764	11,776
Current income tax liabilities		13	34
Statutory insurance fund		210	194

Total liabilities		1,348,047	1,200,104

Equity
Share capital	18	28,265	28,265
Reserves		90,563	100,512
Retained earnings		78,223	79,933

Attributable to equity holders of the Company		197,051	208,710

Non-controlling interests		1,793	1,765

Total equity		198,844	210,475

Total liabilities and equity		1,546,891	1,410,579

Approved and authorized for issue by the Board of Directors on 23 August 2011

Yuan Li	Wan Feng
Director	Director
The notes on pages 39 to 72 form an integral part of these interim financial information.
China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 June 2011

		Unaudited
		For the six months
		ended 30 June
		2011		2010
	Note	RMB million		RMB million

REVENUES
Gross written premiums			195,490		183,614
Less: premiums ceded to reinsurers			(124)		(90)

Net written premiums			195,366		183,524
Net change in unearned premium reserves			(517)		65

Net premiums earned			194,849		183,589

Investment income	10		30,309		24,715
Net realised gains on financial assets	11		601		6,266
Net fair value gains/(losses) through income	12		405		(369)
Other income			1,302		1,190

Total revenues			227,466		215,391

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits			(59,403)		(36,482)
Accident and health claims and claim adjustment expenses			(3,912)		(4,290)
Increase in insurance contracts liabilities			(117,091)		(122,543)
Investment contract benefits			(965)		(1,062)
Policyholder dividends resulting from participation in profits			(5,764)		(6,195)
Underwriting and policy acquisition costs			(15,343)		(13,962)
Administrative expenses			(9,030)		(8,405)
Other operating expenses			(1,843)		(1,580)
Statutory insurance fund contribution			(357)		(339)

Total benefits, claims and expenses			(213,708)		(194,858)

Share of results of associates			1,169		1,070

Profit before income tax	13		14,927		21,603

Income tax	14		(1,853)		(3,488)

Net profit			13,074		18,115

Attributable to:
— equity holders of the Company			12,964		18,034
— non-controlling interests			110		81

Basic and diluted earnings per share	15	RMB	0.46	RMB	0.64

The notes on pages 39 to 72 form an integral part of these interim financial information.
China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 June 2011

	Unaudited
	For the six months
	ended 30 June
	2011	2010
	RMB million	RMB million

Other comprehensive income/(loss)
Fair value losses on available-for-sale securities	(19,541)	(26,690)
Amount transferred to net profit from other comprehensive income	(604)	(6,264)
Portion of fair value losses on available-for-sale securities allocated to participating policyholders	2,521	9,770
Share of other comprehensive loss of associates	(123)	(208)
Income tax relating to components of other comprehensive income/(loss)	4,406	5,796

Other comprehensive loss for the period	(13,341)	(17,596)

Total comprehensive income/(loss) for the period	(267)	519

Attributable to:
— equity holders of the Company	(353)	452
— non-controlling interests	86	67

The notes on pages 39 to 72 form an integral part of these interim financial information.
China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Changes in Equity
For the six months ended 30 June 2011

	Unaudited
	Attributable to equity holders
	of the Company			Non-
			Retained	controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2010	28,265	102,787	80,020	1,704	212,776
Net profit	—	—	18,034	81	18,115
Other comprehensive loss for the period	—	(17,582)	—	(14)	(17,596)

Total comprehensive income/(loss)	—	(17,582)	18,034	67	519

Transactions with owners
Appropriation to reserve	—	7,192	(7,192)	—	—
Dividends paid	—	—	(19,785)	—	(19,785)
Dividends to non-controlling interests	—	—	—	(111)	(111)

Total transactions with owners	—	7,192	(26,977)	(111)	(19,896)

As at 30 June 2010	28,265	92,397	71,077	1,660	193,399

As at 1 January 2011	28,265	100,512	79,933	1,765	210,475
Net profit	—	—	12,964	110	13,074
Other comprehensive loss for the period	—	(13,317)	—	(24)	(13,341)

Total comprehensive income/(loss)	—	(13,317)	12,964	86	(267)

Transactions with owners
Appropriation to reserve	—	3,368	(3,368)	—	—
Dividends paid	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(58)	(58)

Total transactions with owners	—	3,368	(14,674)	(58)	(11,364)

As at 30 June 2011	28,265	90,563	78,223	1,793	198,844

The notes on pages 39 to 72 form an integral part of these interim financial information.
China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Cash Flow
For the six months ended 30 June 2011

	Unaudited
	For the six months
	ended 30 June
	2011	2010
	RMB million	RMB million

Net cash inflow from operating activities	90,103	104,365

Net cash outflow from investing activities	(82,493)	(78,376)

Net cash inflow/(outflow) from financing activities	24,269	(17,405)

Foreign currency losses on cash and cash equivalents	(202)	(63)

Net increase in cash and cash equivalents	31,677	8,521

Cash and cash equivalents
Beginning of period	47,854	36,197

End of period	79,531	44,718

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	71,124	37,908
Short-term bank deposits	8,407	6,810
The notes on pages 39 to 72 form an integral part of these interim financial information.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.

These unaudited condensed consolidated interim financial information are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These interim financial information have been approved for issue by the Board of Directors on 23 August 2011.

2	BASIS OF PREPARATION

These unaudited condensed consolidated interim financial information have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” issued by the International Accounting Standard Board. The condensed consolidated interim financial information should be read in conjunction with the consolidated annual financial statements for the year ended 31 December 2010, which have been prepared in accordance with IFRS.

Except as described below, the accounting policies applied are consistent with those of the consolidated annual financial statements for the year ended 31 December 2010, as described in those annual financial statements.

New accounting standards, amendments and interpretations pronouncements
(a)	New accounting standards, amendments and interpretations adopted by the Group

The following revised standards and amendments are mandatory for the first time for the financial year beginning 1 January 2011.

Applicable for financial
Standard/Amendment	Content	years beginning on/after

IFRS 1	First time Adoption of International Financial Reporting Standards	1 January 2011
IFRS 7	Financial instruments: Disclosures	1 January 2011
IAS 1	Presentation of financial statements	1 January 2011
IAS 24 (Amendment)	Related party disclosures	1 January 2011
IAS 34	Interim financial reporting	1 January 2011

The Group early adopted IAS 24 and IFRS 1 before 1 January 2011, and adopted other standards and amendments as above on 1 January 2011. The adoption of the standards and amendments did not have any material impacts on the Group’s interim financial information.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
2	BASIS OF PREPARATION (CONTINUED)
(b)	New amendments and interpretations mandatory for the first time for the financial year beginning 1 January 2011 but not currently relevant to the Group

Applicable for financial
Amendment/Interpretation	Content	years beginning on/after

IAS 32 (Amendment)	Classification of rights issue	1 January 2011
IFRIC 14 (Amendment)	Prepayments of a minimum funding requirement	1 January 2011
IFRIC 13	Customer loyalty programmes	1 January 2011
IFRIC 19	Extinguishing financial liabilities with equity instruments	1 January 2011
(c)	New standards and amendments have been issued but are not effective for the financial year beginning 1 January 2011

Applicable for financial
Standard/Amendment	Content	years beginning on/after

IFRS 7 (Amendment)	Disclosures — Transfers of financial assets	1 July 2011
IFRS 9 & IFRS 9 (Amendment)	Financial Instruments	1 January 2013
IFRS 10	Consolidated financial statements	1 January 2013
IFRS 11	Joint arrangements	1 January 2013
IFRS 12	Disclosure of interests in other entities	1 January 2013
IFRS 13	Fair value measurements	1 January 2013
IAS 1 (Amendment)	Presentation of financial statements — Other comprehensive income	1 July 2012
IAS 12 (Amendment)	Deferred tax: Recovery of underlying assets	1 January 2012
IAS 19 (Amendment)	Employee benefits	1 January 2013
IAS 27	Separate Financial Statements	1 January 2013
IAS 28	Investments in Associates and Joint Ventures	1 January 2013
The Group is in the process of making an assessment of these impacts of the standards and amendments and is considering the timing of the adoption.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
3	ESTIMATES

The preparation of condensed consolidated interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2010. The determination of the liabilities under long-term insurance contracts continued to be based on estimates of a number of assumptions. These estimates and judgments are continually evaluated by the Group (Note 8).

4	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2010.

There have been no changes in the Group’s risk management processes since 31 December 2010 or in any risk management policies.

Fair value hierarchy
Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Level 2 fair value is based on valuation technique using significant inputs, other than Level 1 quoted price, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilized and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price from independent third party pricing services. In this instance, the Group may choose to apply internally developed values to the assets being measured. In such cases, the valuations are generally classified as Level 3. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
4	FINANCIAL RISK MANAGEMENT (CONTINUED)
Fair value hierarchy (continued)
The following table presents the Group’s assets and liabilities measured at fair value at 30 June 2011:

	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale securities
— Equity securities	190,169	841	1,592	192,602
— Debt securities	46,697	328,357	301	375,355
Securities at fair value through income
— Equity securities	2,025	—	—	2,025
— Debt securities	9,307	1,761	—	11,068

Total assets	248,198	330,959	1,893	581,050

Liabilities
Investment contracts at fair value through income	(72)	—	—	(72)

Total liabilities	(72)	—	—	(72)

The following table presents the changes in Level 3 instruments for the six months ended 30 June 2011:

			Securities at
			fair value
	Available-for-sale Securities		through income
	Debt securities	Equity securities	Equity securities	Total assets

Opening balance	301	1,384	—	1,685
Fair value changes recognised in equity	—	(4)	—	(4)
Transfer into Level 3	—	212	—	212

Closing balance	301	1,592	—	1,893

Total gains for 2011 included in income for assets and liabilities held at 30 June 2011	—	—	—	—
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
4	FINANCIAL RISK MANAGEMENT (CONTINUED)
Fair value hierarchy (continued)
The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2010:

	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale securities
— Equity securities	189,600	2,685	1,384	193,669
— Debt securities	39,141	315,010	301	354,452
Securities at fair value through income
— Equity securities	2,249	—	—	2,249
— Debt securities	5,182	2,331	—	7,513

Total assets	236,172	320,026	1,685	557,883

Liabilities
Investment contracts at fair value through income	(84)	—	—	(84)

Total liabilities	(84)	—	—	(84)

The following table presents the changes in Level 3 instruments for the six months ended 30 June 2010:

			Securities at
			fair value
	Available-for-sale Securities		through income
	Debt securities	Equity securities	Equity securities	Total assets

Opening balance	301	1,238	—	1,539
Fair value changes recognised in equity	—	(31)	—	(31)
Transfer into Level 3	—	715	—	715
Purchases	—	25	—	25

Closing balance	301	1,947	—	2,248

Total gains for 2010 included in income for assets and liabilities held at 30 June 2010	—	—	—	—
For the six months ended 30 June 2011 and 2010, the Group transferred certain equity securities between Level 1, Level 2 and Level 3 due to changes in availability of market observable inputs.

For the six months ended 30 June 2011, there were no significant changes in the business or economic circumstances that affect the fair value of the Group’s financial assets and financial liabilities. There were also no reclassifications of financial assets.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
5	SEGMENT INFORMATION
5.1	Operating segments

The Group operates in four operating segments:
(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of long-term life insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Corporate and other business (Corporate and other)

Corporate and other business relates primarily to income and allocated cost of insurance agency business in respect of the provision of services to CLIC, as described in Note 17, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains or losses on financial assets, net fair value gains or losses through income and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Corporate & Other” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Insurance liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
5	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2011
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	186,858	299	8,333	—	—	195,490
— Term Life	949	233	—	—	—
— Whole Life	18,506	49	—	—	—
— Endowment	144,437	—	—	—	—
— Annuity	22,966	17	—	—	—
Net premiums earned	186,846	298	7,705	—	—	194,849
Investment income	28,398	1,476	247	188	—	30,309
Net realised gains on financial assets	622	32	5	(58)	—	601
Net fair value gains through income	376	20	3	6	—	405
Other income	217	78	—	1,355	(348)	1,302
Including: inter-segment revenue	—	—	—	348	(348)	—

Segment revenues	216,459	1,904	7,960	1,491	(348)	227,466

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(59,222)	(181)	—	—	—	(59,403)
Accident and health claims and claim adjustment expenses	—	—	(3,912)	—	—	(3,912)
Increase in insurance contracts liabilities	(117,020)	(71)	—	—	—	(117,091)
Investment contract benefits	(917)	(48)	—	—	—	(965)
Policyholder dividends resulting from participation in profits	(5,383)	(381)	—	—	—	(5,764)
Underwriting and policy acquisition costs	(13,654)	(40)	(1,505)	(144)	—	(15,343)
Administrative expenses	(6,637)	(191)	(1,307)	(895)	—	(9,030)
Other operating expenses	(994)	(716)	(309)	(172)	348	(1,843)
Including: Inter-segment expenses	(328)	(17)	(3)	—	348	—
Statutory insurance fund contribution	(292)	(8)	(57)	—	—	(357)

Segment benefits, claims and expenses	(204,119)	(1,636)	(7,090)	(1,211)	348	(213,708)

Share of results of associates	—	—	—	1,169	—	1,169

Segment results	12,340	268	870	1,449	—	14,927

Income tax						(1,853)

Net profit						13,074

Unrealised losses from available-for-sale securities included in shareholder’s equity	(12,485)	(649)	(109)	(74)	—	(13,317)

Depreciation and amortisation	745	21	149	31	—	946
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
5	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2010
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	175,520	283	7,811	—	—	183,614
— Term Life	778	196	—	—	—
— Whole Life	18,308	71	—	—	—
— Endowment	131,872	—	—	—	—
— Annuity	24,562	16	—	—	—
Net premiums earned	175,504	281	7,804	—	—	183,589
Investment income	22,976	1,410	232	97	—	24,715
Net realised gains on financial assets	5,814	357	59	36	—	6,266
Net fair value losses through income	(341)	(21)	(3)	(4)	—	(369)
Other income	124	163	—	1,203	(300)	1,190
Including: inter-segment revenue	—	—	—	300	(300)	—

Segment revenues	204,077	2,190	8,092	1,332	(300)	215,391

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(36,300)	(182)	—	—	—	(36,482)
Accident and health claims and claim adjustment expenses	—	—	(4,290)	—	—	(4,290)
Increase in insurance contracts liabilities	(122,460)	(83)	—	—	—	(122,543)
Investment contract benefits	(1,001)	(61)	—	—	—	(1,062)
Policyholder dividends resulting from participation in profits	(5,728)	(467)	—	—	—	(6,195)
Underwriting and policy acquisition costs	(12,578)	(48)	(1,266)	(70)	—	(13,962)
Administrative expenses	(5,794)	(342)	(1,498)	(771)	—	(8,405)
Other operating expenses	(755)	(778)	(262)	(85)	300	(1,580)
Including: Inter-segment expenses	(280)	(17)	(3)	—	300	—
Statutory insurance fund contribution	(317)	(19)	(3)	—	—	(339)

Segment benefits, claims and expenses	(184,933)	(1,980)	(7,319)	(926)	300	(194,858)

Share of results of associates	—	—	—	1,070	—	1,070

Segment results	19,144	210	773	1,476	—	21,603

Income tax						(3,488)

Net profit						18,115

Unrealised losses from available-for-sale securities included in shareholder’s equity	(16,339)	(1,003)	(165)	(75)	—	(17,582)

Depreciation and amortisation	652	39	161	20	—	872
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
6	INVESTMENTS IN ASSOCIATES

	2011	2010
	RMB million	RMB million

As at 1 January	20,892	8,470
Investment in Sino-Ocean Land Holdings Limited (“Sino-Ocean”)	—	7,907
Scrip dividend from Sino-Ocean (Note)	91	—
Divestment from Investment in China Life Insurance Brokers (“CIB”)	—	(6)
Share of results	1,169	1,070
Other equity movements	(123)	(208)
Dividend received	(91)	(59)

As at 30 June	21,938	17,174

Note:
A dividend in respect of 2010 of HKD0.08 per ordinary share was approved and declared by Sino-Ocean at the Annual General Meeting on 12 May 2011. Sino-Ocean announced a Scrip Dividend Scheme on 22 May 2011, under which each shareholder may elect to receive the 2010 final dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounted to RMB91 million on 28 June 2011 with a corresponding increased in the carry value of investments in associates.

7	FINANCIAL ASSETS
7.1	Held-to-maturity securities

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Debt securities
Government bonds	101,589	105,006
Government agency bonds	89,707	90,230
Corporate bonds	3,151	3,138
Subordinated bonds/debts	47,854	47,853

Total	242,301	246,227

Debt securities
Listed in mainland, PRC	36,849	15,785
Unlisted	205,452	230,442

Total	242,301	246,227

The estimated fair value of listed held-to-maturity securities was RMB37,497 million as at 30 June 2011 (31 December 2010: RMB16,250 million).
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
7	FINANCIAL ASSETS (CONTINUED)
7.1	Held-to-maturity securities (continued)

The unlisted debt securities refer to debt securities not traded on stock exchanges and include both debt securities traded on the interbank market in China and debt securities not publicly traded.

	As at	As at
	30 June 2011	31 December 2010
Debt securities — contractual maturity schedule	RMB million	RMB million

Maturing
Within one year	16,369	18,891
After one year but within five years	24,721	25,696
After five years but within ten years	47,555	47,897
After ten years	153,656	153,743

Total	242,301	246,227

7.2	Loans

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Policy loans	28,969	23,977
Other loans	16,786	12,566

Total	45,755	36,543

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
7	FINANCIAL ASSETS (CONTINUED)
7.2	Loans (continued)

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Maturing
Within one year	28,969	23,977
After one year but within five years	2,170	1,770
After five years but within ten years	14,616	10,796

Total	45,755	36,543

7.3	Term deposits

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Maturing
Within one year	38,008	19,268
After one year but within five years	411,117	340,917
After five years but within ten years	50,000	81,400

Total	499,125	441,585

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
7	FINANCIAL ASSETS (CONTINUED)
7.4	Available-for-sale securities

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Debt securities
Government bonds	58,020	57,871
Government agency bonds	143,797	145,538
Corporate bonds	124,489	125,423
Subordinated bonds/debts	49,049	25,620

Subtotal	375,355	354,452

Equity securities
Funds	91,657	95,754
Common stocks	100,945	97,915

Subtotal	192,602	193,669

Total	567,957	548,121

Debt securities
Listed in mainland, PRC	31,147	29,618
Listed in Hong Kong, PRC	12	13
Listed in Singapore	248	—
Unlisted	343,948	324,821

Subtotal	375,355	354,452

Equity securities
Listed in mainland, PRC	107,347	104,100
Listed in Hong Kong, PRC	5,894	5,845
Unlisted	79,361	83,724

Subtotal	192,602	193,669

Total	567,957	548,121

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
7	FINANCIAL ASSETS (CONTINUED)
7.4	Available-for-sale securities (continued)

The unlisted securities refer to those securities not traded on stock exchanges and include both debt securities traded on the interbank market in China and debt and equity securities not publicly traded.

	As at	As at
	30 June 2011	31 December 2010
Debt securities — contractual maturity schedule	RMB million	RMB million

Maturing
Within one year	2,378	3,804
After one year but within five years	48,142	40,401
After five years but within ten years	133,478	129,977
After ten years	191,357	180,270

Total	375,355	354,452

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
7	FINANCIAL ASSETS (CONTINUED)
7.5	Securities at fair value through income

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Debt securities
Government bonds	557	883
Government agency bonds	5,127	1,915
Corporate bonds	5,384	4,715

Subtotal	11,068	7,513

Equity securities
Funds	229	575
Common stocks	1,793	1,665
Warrants	3	9

Subtotal	2,025	2,249

Total	13,093	9,762

Debt securities
Listed in mainland, PRC	4,257	3,497
Unlisted	6,811	4,016

Subtotal	11,068	7,513

Equity securities
Listed in mainland, PRC	1,813	1,697
Unlisted	212	552

Subtotal	2,025	2,249

Total	13,093	9,762

The unlisted securities refer to those securities not traded on stock exchanges and include both debt securities traded on the interbank market in China and debt and equity securities not publicly traded.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
8	INSURANCE CONTRACTS
(a)	Process used to decide on assumptions
(i)
For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation.

In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as the company’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions

As at 30 June 2011	4.75%~5.00%
As at 31 December 2010	4.58%~5.00%
As at 30 June 2010	4.40%~5.00%
For the insurance contracts of which the future returns are not affected by the investment yields of the corresponding investment portfolios, the Group use discount rate assumption to assess the time value impacts based on the “yield curve of reserve computation benchmark for insurance contracts”, published on
“China Bond” website, with consideration includes the liquidity spreads, taxation impacts and other relevant factors. The assumed discount rates with risk margin are as follows:

Discount rate assumptions

As at 30 June 2011	2.56%~5.67%
As at 31 December 2010	2.61%~5.66%
As at 30 June 2010	2.62%~5.49%
The discount rate assumption is affected by certain factors, such as future macro-economy, fiscal policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.
(ii)
The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates are varying by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.
The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such secular trends.
Risk margin is considered in the Group’s mortality and morbidity assumptions.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
8	INSURANCE CONTRACTS (CONTINUED)
(a)	Process used to decide on assumptions (continued)
(iii)
Expense assumptions are based on expected unit costs with the consideration of risk margin. Such assumptions are affected by actual experience and a number of other factors including inflation and market competition based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 30 June 2011	30.40~44.59	0.90%~1.00%	13.11	0.86%
As at 31 December 2010	30.40~44.59	0.90%~1.00%	13.11	0.86%
As at 30 June 2010	26.25~38.50	1.05%~1.17%	11.31	1.01%
(iv)
The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions, future expectations and other information obtained at the end of each reporting period.

The Group adopted consistent process used to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the historical experience and expectation of future events.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
8	INSURANCE CONTRACTS (CONTINUED)
(b)	Net liabilities of insurance contracts

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Gross
Long-term insurance contracts	1,125,993	1,008,896
Short-term insurance contracts
— claims and claim adjustment expenses	3,140	3,304
— unearned premiums	6,480	5,935

Total, gross	1,135,613	1,018,135

Recoverable from reinsurers
Long-term insurance contracts	(725)	(719)
Short-term insurance contracts
— claims and claim adjustment expenses	(29)	(32)
— unearned premiums	(85)	(57)

Total, ceded	(839)	(808)

Net
Long-term insurance contracts	1,125,268	1,008,177
Short-term insurance contracts
— claims and claim adjustment expenses	3,111	3,272
— unearned premiums	6,395	5,878

Total, net	1,134,774	1,017,327

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
8	INSURANCE CONTRACTS (CONTINUED)
(c)	Movements in liabilities of short-term insurance contracts
The table below presents movements in claims and claim adjustment expenses reserve:

	2011	2010
	RMB million	RMB million

— Notified claims	326	228
— Incurred but not reported	2,978	2,716

Total as at 1 January — Gross	3,304	2,944

Cash paid for claims settled in period
— Cash paid for current period’s claims	(1,996)	(2,146)
— Cash paid for prior periods’ claims	(2,118)	(2,154)
Claims incurred in period
— Claims arising in current period	4,090	4,494
— Claims arising in prior periods	(140)	(121)

Total as at 30 June — Gross	3,140	3,017

— Notified claims	208	178
— Incurred but not reported	2,932	2,839

The table below presents movements in unearned premium reserves:

	2011			2010
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	5,997	(83)	5,914	5,997	(83)	5,914
Increase	6,480	(85)	6,395	5,907	(58)	5,849
Release	(5,997)	83	(5,914)	(5,997)	83	(5,914)

As at 30 June	6,480	(85)	6,395	5,907	(58)	5,849

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
8	INSURANCE CONTRACTS (CONTINUED)
(d)	Movements in liabilities of long-term insurance contracts
The table below presents movements in liabilities of long-term insurance contracts:

	2011	2010
	RMB million	RMB million

As at 1 January	1,008,896	809,223

Premiums	187,156	175,803
Release of liabilities (i)	(97,995)	(70,576)
Accretion of interest	22,851	18,113
Change in assumptions	1,622	(3,373)
Other movements	3,463	2,579

As at 30 June	1,125,993	931,769

(i)	The release of liabilities mainly consists of payments for death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.
9	INVESTMENT CONTRACTS

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Investment contracts with Discretionary participating features (“DPF”)	52,018	50,839
Investment contracts without DPF
— At amortised cost	18,390	19,248
— Designated as at fair value through income	72	84

Total	70,480	70,171

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
9	INVESTMENT CONTRACTS (CONTINUED)
The table below presents movements of investment contracts with DPF:

	2011	2010
	RMB million	RMB million

As at 1 January	50,839	50,219

Deposits received	4,865	5,810
Deposits withdrawn and paid on death and other benefits	(4,276)	(5,772)
Policy fees deducted from account balances	(47)	(53)
Interest credited	637	709

As at 30 June	52,018	50,913

10	INVESTMENT INCOME

	For the six months ended 30 June
	2011	2010
	RMB million	RMB million

Debt securities	13,568	12,548
— held-to-maturity securities	5,303	5,184
— available-for-sale securities	8,101	7,329
— at fair value through income	164	35
Equity securities	4,002	4,022
— available-for-sale securities	3,965	3,995
— at fair value through income	37	27
Bank deposits	11,573	7,375
Loans	1,120	696
Securities purchased under agreements to resell	46	74

Total	30,309	24,715

For the six months ended 30 June 2011, included in investment income is interest income of RMB26,305 million (for the six months ended 30 June 2010: RMB20,693 million) which is accrued using effective interest method.
The investment income from listed and unlisted debt and equity securities for the six months ended 30 June 2011 were RMB3,344 million and RMB14,228 million respectively (for the six months ended 30 June 2010: RMB3,370 million and RMB13,200 million).
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
11	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2011	2010
	RMB million	RMB million

Debt securities
Net realised gains	417	436

Subtotal	417	436

Equity securities
Net realised gains	3,762	6,143
Impairment	(3,578)	(313)

Subtotal	184	5,830

Total	601	6,266

Net realised gains on financial assets are from available-for-sale securities.
During the six months ended 30 June 2011, the Group recognized impairment expense of RMB3,578 million (for the six months ended 30 June 2010: RMB313 million) of available-for-sale equity securities for which the Group determined that objective evidence of impairment existed.
12	NET FAIR VALUE GAINS/(LOSSES) THROUGH INCOME

	For the six months ended 30 June
	2011	2010
	RMB million	RMB million

Debt securities	(31)	132
Equity securities	181	(686)
Stock appreciation rights	255	185

Total	405	(369)

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
13	PROFIT BEFORE INCOME TAX
Profit before income tax is stated after charging the following:

	For the six months ended 30 June
	2011	2010
	RMB million	RMB million

Employee salary and welfare cost	3,202	2,966
Housing benefits	266	237
Contribution to the defined contribution pension plan	753	644
Depreciation and amortisation	946	872
Interest expenses on securities sold under the agreements to repurchase	143	68
Exchange loss	283	78
14	TAXATION
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.
(a)	The amount of taxation charged to the net profit represents:

	For the six months ended 30 June
	2011	2010
	RMB million	RMB million

Current taxation — Enterprise income tax	1,459	2,488
Deferred taxation	394	1,000

Taxation charges	1,853	3,488

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
14	TAXATION (CONTINUED)
(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (For the six months ended 30 June 2010: 25%) is as follows:

		For the six months ended 30 June
		2011	2010
		RMB million	RMB million

Profit before income tax		14,927	21,603

Tax computed at the statutory tax rate		3,732	5,401
Non-taxable income	(i)	(2,058)	(2,043)
Additional tax liability from expenses not deductible for tax purposes	(i)	155	122
Unused tax losses		24	8

Income taxes at effective tax rate		1,853	3,488

(i)
Non-taxable income mainly includes interest income from government bonds and fund. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction set by relevant tax regulations.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
14	TAXATION (CONTINUED)
(c)
As at 30 June 2011, deferred income taxation was calculated in full on temporary differences under the liability method using a principal taxation rate of 25%. The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax

	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)

As at 1 January 2010	(8,531)	(8,482)	653	(16,360)
Charged to net profit	(536)	(189)	(276)	(1,001)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	8,238	—	8,238
— Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(2,442)	—	—	(2,442)

Subtotal	(2,442)	8,238	—	5,796

As at 30 June 2010	(11,509)	(433)	377	(11,565)

As at 1 January 2011	(11,131)	(1,502)	857	(11,776)
(Charged)/credited to net profit	(674)	628	(348)	(394)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	5,036	—	5,036
— Portion of fair value losses on available-for-sale securities allocated to participating policyholders	(630)	—	—	(630)

Subtotal	(630)	5,036	—	4,406

As at 30 June 2011	(12,435)	4,162	509	(7,764)

(i)
The deferred tax liability brought forward as at 1 January 2010 arising from the insurance category represented mainly the tax impact related to the change of long term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009. Change during the six months ended 30 June 2011 was mainly related to the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables.

(ii)
The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through income.

(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
14	TAXATION (CONTINUED)
(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Deferred tax assets:
— deferred tax assets to be recovered after more than 12 months	5,031	3,217
— deferred tax assets to be recovered within 12 months	659	617

Subtotal	5,690	3,834

Deferred tax liabilities:
— deferred tax liabilities to be settled after more than 12 months	(13,106)	(15,262)
— deferred tax liabilities to be settled within 12 months	(348)	(348)

Subtotal	(13,454)	(15,610)

Total net deferred income tax liabilities	(7,764)	(11,776)

15	EARNINGS PER SHARE
There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2011 are based on the weighted average number of 28,264,705,000 ordinary shares (For the six months ended 30 June 2010: 28,264,705,000).
16	DIVIDENDS
A dividend in respect of 2010 of RMB0.40 per ordinary share, totalling RMB11,306 million, was approved and declared at the Annual General Meeting in June 2011.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
17	SIGNIFICANT RELATED PARTY TRANSACTIONS
(a)	Related parties

The following table summarises the names of significant related parties and nature of relationship with the Company as at 30 June 2011:

Significant related parties	Relationship with the Company

CLIC	The ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Sino-Ocean	An associate of the Company
China Guangfa Bank (“CGB”)	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company and under common control of the ultimate holding company
China Life Real Estate Co., Limited (“CLRE”)	A subsidiary of a subsidiary of the ultimate holding company
China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of the ultimate holding company
China Life Franklin Asset Management Co, Limited (“AMC HK”)	A subsidiary of a subsidiary of the Company
China Life Investment Holding Company Limited (“IHC”)	Under common control of the ultimate holding company
China Life Enterprise Annuity Fund (“EAP”)	A pension fund operated for the benefit of employees of the Company and AMC
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Transactions with significant related parties
The following table summarises significant transactions carried out by the Group with its significant related parties for the six months ended 30 June 2011.

		For the six months ended 30 June
		2011	2010
	Note	RMB million	RMB million

Transactions with CLIC and its subsidiaries
Dividends to CLIC		7,729	13,526
Policy management fee income earned from CLIC	(i)	539	558
Asset management fee earned from CLIC	(ii.a)	64	59
Awards on recovery of non-performing assets and others earned from CLIC		14	—
Dividends to CLIC from AMC		58	111
Asset management fee earned from China Life Overseas	(ii.d)	8	5
Additional capital contribution to CLP&C	(viii)	1,600	—
Brokerage fee from CLP&C	(iii)	162	74
Property insurance payments to CLP&C		27	28
Asset management fee earned from CLP&C	(ii.c)	20	2
Rentals and policy management fee income earned from CLP&C		8	4
Claim payment and others to the Company from CLP&C		4	5
Rentals, project payments and others to CLRE	(iv)	12	—
Property leasing expense charged by IHC	(v)	33	33
Asset management fee earned from IHC		3	3
Services fee and other income earned from IHC		6	5

Transaction with CGB
Interest income earned from CGB		322	159
Brokerage fee charged by CGB	(vi)	5	6
Additional capital contribution to CGB		—	2,000

Transaction with Sino-Ocean
Subordinated debts purchased from Sino-Ocean		260	—
Dividends from Sino-Ocean	6	91	59

Transaction with EAP
Payment to EAP		114	111

Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii.b)	327	296
Dividends to the Company		87	167

Transaction with Pension Company
Rentals and disbursement from Pension Company		46	71
Brokerage fee to the Company	(vii)	26	—
IT services fee income earned from Pension Company		1	1
Promote fee of Annuity to the Company		9	—

Transaction with AMCHK
Investment management fee expense charged to the Company by AMCHK	(ii.e)	5	4
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Transactions with significant related parties (continued)

Note:

(i)
As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company entered into an agreement on 24 December 2005 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The agreement would be automatically renewed for a three year term subject to compliance with the Stock Exchange regulations unless a written notice of non renewal is issued by the Company or the Group 180 days prior to the expiration of the contract or the renewed term. The Company and the Group could modify term of policy management fee based on the current market terms when renewing the contract. Otherwise, the original fee term would apply. On 30 December 2008, the Company and CLIC signed a renewal agreement to extend the contract signed on 24 December 2005 to 31 December 2011, with all the terms unchanged. The policy management fee income is included in other income in condensed consolidated statement of comprehensive income.

(ii.a)
In December 2005, CLIC and AMC entered into an agreement, whereby CLIC agreed to pay AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by AMC to arrive at a comprehensive service fee rate. On 30 December 2008, CLIC and AMC signed a renewal agreement, which extended the expiry date of the original agreement to 31 December 2011. The service fee is calculated in the same way of original agreement and could be adjusted according to the performance.

(ii.b)
In December 2005, the Company and AMC have entered into a separate agreement, whereby the Company agreed to pay AMC a fixed service fee and a performance fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The performance fee if earned is charged at 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 30 December 2009, the Company and AMC signed a renewal agreement, which extended the expiry date of the original agreement to 31 December 2010. The performance fee was changed to 20% of the fixed service fee per annum payable annually and could be adjusted according to the performance. On 30 December 2010, the Company and AMC signed a renewal agreement, which extended the expiry date of the agreement to 31 December 2011. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiring. With the exception that the fixed service fee is calculated with reference to the net asset value of the assets by the rate of 0.05%, the terms and conditions of the revised agreement remain unchanged. Asset management fees charged to the Company by AMC is eliminated in the condensed consolidated statement of comprehensive income.

(ii.c)
In March 2007, CLP&C and AMC entered into an agreement, whereby CLP&C agreed to pay AMC a fixed service fee and a variable service fee. The agreement expired in December 2008. In 2009, CLP&C and AMC signed a new agreement, with effective period to 31 December 2010. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiring. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is calculated based on investment performance. As at 31 December 2010, there is no objection by both parties and the agreement renewed automatically. The terms and conditions of the revised agreement remain unchanged.

(ii.d)
In September 2007, China Life Overseas and AMC HK entered into an agreement, whereby China Life Overseas agreed to pay AMC HK a management service fee at a rate calculated based on actual net investment return yield. In February 2011, China Life Overseas and AMC HK signed a renewal agreement, which extended the expiry date of the original agreement to 31 December 2011.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Transactions with significant related parties (continued)

Note: (continued)

(ii.e)
In September 2009, the Company and AMC HK renewed the agreement of Offshore Investment Management Service Agreement. In accordance with the agreement, the Company agreed to pay AMC HK asset management fee calculated and collected based the annual investment instruction and related terms and conditions. In accordance with the 2009 annual instruction and related terms and conditions, asset management fees were calculated at a fixed rate of 0.45% of portfolio asset value and a performance element of 2% of portfolio returns for assets managed on a discretionary basis, together with a fixed rate of 0.05% of portfolio asset value for assets managed on a non-discretionary basis. In accordance with the 2010 annual instruction and related terms and conditions, asset management fees were calculated at a fixed rate of 0.4% of portfolio asset value and a performance element capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis maintained unchanged at 0.05% of portfolio asset value for 2010. Management fees at fixed rates are calculated based on the portfolio asset value at the end of each month based on the monthly report provided by AMC HK and payable quarterly. Performance elements are calculated and payable on an annual basis. In accordance with the 2011 annual instruction, the calculation and payment of asset management fees are same as 2010. Asset management fees charged to the Company by AMC HK is eliminated in the condensed consolidated statement of comprehensive income.

(ii.f)
In 2009, Pension Company and AMC signed an agreement with effective period to 31 December 2009. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiring. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. There is a performance portion based on 10% of the excess return which is payable annually. On 1st January 2011, Pension Company and AMC signed a renewal agreement which extended the expiry date of the original agreement to 31 December 2011. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiring. Asset management fees charged to Pension Company by AMC is eliminated in the condensed consolidated statement of comprehensive income.

(iii)
In November 2008, the Company and CLP&C entered into an agreement, whereby CLP&C entrusted the Company to act as an agent to sell selected insurance products in jurisdiction. The service fee is determined according to cost (tax included) added marginal profit. The agreement term is two year, and the agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiring.

(iv)	The Group made certain project payments to third parties through CLRE and paid other miscellaneous expenditure mainly comprised rentals and deposits to CLRE.

(v)
On 22 February 2010, the Company entered into a property leasing agreement with IHC, pursuant to which IHC agreed to lease to the Company certain of its owned and leased buildings. Annual rental payable by the Company to IHC in relation to the IHC owned properties is determined by reference to market rent or, the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi annual basis. Rental of buildings subleased by IHC was paid directly by the Company to the owner. The agreement expires on 31 December 2012.

(vi)
On 29 April 2007, the Company and CGB entered into an individual bank insurance agency agreement. All insurance products suitable for distribution through banking network are included in the agreement. CGB will provide services, including selling of insurance products, receiving premiums and paying benefits. The Company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received at a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying the number of policy being handled at fixed commission rate which is not more than RMB1 per policy, where CGB handles premiums receipts and benefits payments. The agreement has a term of five years.

(vii)
In November 2007, the Company and Pension Company entered into an agreement, whereby Pension Company entrusted the Company to distribute enterprise annuity funds and provide customer service. The service fee is calculated at a rate of 80%. The agreement term was one year and subject to an automatic renewal for one year. On 30 December 2010, the Company and Pension Company signed a renewal agreement, The revised agreement term is one year, and the agreement is subject to an automatic renewal for one year if there was no objection by both parties upon expiring. The terms and conditions of the agreement remain unchanged.

(viii)
On May 2011, CLP&C’s Board of Directors Meetings and Shareholders Meeting approved a proposal to raise RMB4,000 million additional capital, of which the company subscribed for RMB1,600 million. The subscription has been paid on 27 June 2011. CIRC approved the change of registered capital of CLP&C on 19 July 2011.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)
(c)	Amounts due from/to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in CGB, subordinated debts issued by Sino-Ocean.

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

The Group
Amount due from CLIC	561	598
Amount due to CLIC	(1)	(1)
Dividends due to CLIC	(7,729)	—
Amount due from China Life Overseas	5	22
Amount due from CLP&C	1,625	37
Amount due to CLP&C	(40)	(4)
Amount deposited with CGB	14,306	11,667
Amount due from IHC	9	17
Amount due to IHC	—	(33)
Amount due to CLRE	2	—
Amount due from CLRE	(2)	—
Available-for-sale securities from Sino-Ocean	248	—
Interests from Sino-Ocean	4	—
The Company
Amount due from Pension Company	59	91
Amount due to Pension Company	(2)	(3)
Amount due to AMC	(116)	(62)
Amount due to AMC HK	(2)	(2)
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)
(d)	Key management compensation

	For the six months
	ended 30 June
	2011	2010
	RMB million	RMB million

Salaries and other benefits	6	8

The total compensation package for key management has not yet been finalised in accordance with regulations of the PRC relevant authorities.
(e)	Transactions with state-owned enterprises
Under IAS 24 (Amendment), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance relevant and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 (Amendment) exemption and disclose only qualitative information.
As at 30 June 2011, most of bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2011, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance brokerage charges were paid to state-owned banks and postal office; almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company; most of bank deposit interest income were from state-owned banks.
18	SHARE CAPITAL

	As at 30 June 2011		As at 31 December 2010
	No. of shares	RMB million	No. of shares	RMB Million

Registered, authorized, issued and fully paid Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
18	SHARE CAPITAL (CONTINUED)
As at 30 June 2011, the Company’s share capital was as follows:

	As at 30 June 2011
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are A shares.

(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.
19	PROVISIONS AND CONTINGENCIES
The following is a summary of the significant contingent liabilities:

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Pending lawsuits	172	139

The Group has been involved in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits at the end of each fiscal year. A provision will only be recognized if the management determines, based on third-party legal advice, that we have present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 30 June 2011, the Group didn’t recognize any provision for such certain lawsuits.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
20	COMMITMENTS
(a)	Capital commitments

i)	Capital commitments for property, plant and equipment

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Contracted but not provided for	3,607	5,082

ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB500 million to Bohai Venture Capital Fund of which RMB374 million had been paid as at 30 June 2011. The remaining RMB126 million will be paid when called.

iii)	Capital commitments in relation to the China South to North Water Diversion Project

The Group committed to contribute RMB380 million to the China South to North Water Diversion Project RMB266 million of the amount had been paid at 30 June 2011 with the remaining RMB114 million payable when called.

iv)	Capital commitments in relation to the Taizhou Yangtze River Bridge Project

The Group committed to contribute RMB800 million to the Taizhou Yangtze River Bridge Project RMB400 million of the amount had been paid at 30 June 2011 with the remaining RMB400 million payable when called.

v)	Capital commitments in relation to the Huadian Lingwu Power Factory Project

The Group committed to contribute RMB300 million to the Huadian Lingwu Power Factory Project RMB180 million of the amount had been paid at 30 June 2011 with the remaining RMB120 million payable when called.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
20	COMMITMENTS (CONTINUED)
(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at	As at
	30 June 2011	31 December 2010
	RMB million	RMB million

Land and buildings
Not later than one year	379	338
Later than one year but not later than five years	465	453
Later than five years	31	42

Total	875	833

The operating lease payments charged to profit before income tax for the six months ended 30 June 2011 was RMB301 million (For the six months ended 30 June 2010: RMB248 million).
21	SUBSEQUENT EVENTS

In order to optimise the Company’s capital structure and increase solvency margin ratio, on 23 August 2011, the Company’s Board of Directors approved the proposal to issue fixed-term subordinated debts with par value of no more than RMB 30 billion. The proposal is subject to the approval by the Company’s shareholders, the China Insurance Regulatory Commission as well as other relevant government authorities.

China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
BACKGROUND
China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.
China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting bases. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.
It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.
Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.
The values shown below do not consider the future financial effect of the Policy Management Agreement Between China Life Insurance (Group) Company (“CLIC”) and China Life Insurance Company Limited, the Non-competition Agreement Between CLIC and China Life Insurance Company Limited, the Trademark License Agreement Between CLIC and China Life Insurance Company Limited, and the Property Leasing Agreement Between China Life Investment Holding Company Limited and China Life Insurance Company Limited, nor the future financial impact of transactions of China Life Insurance Company Limited with China Life Asset Management Company Limited, China Life Pension Company Limited, and China Life Property and Casualty Insurance Company Limited.
China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES
The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.
“Adjusted net worth” is equal to the sum of:
•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.
The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.
The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.
The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.
China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
PREPARATION AND REVIEW
The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.
ASSUMPTIONS
The valuation assumptions used as at 30 June 2011 are consistent with those used as at 31 December 2010.
China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
SUMMARY OF RESULTS
The embedded value as at 30 June 2011, and the value of one year’s sales for the 12 months to 30 June 2011, and their corresponding results in 2010 are shown below.
Table 1
Components of Embedded Value and Value of One Year’s Sales

	RMB million
	30 June	31 Dec
ITEM	2011	2010

A Adjusted Net Worth	125,829	144,655
B Value of In-Force Business before Cost of Solvency Margin	202,352	183,008
C Cost of Solvency Margin	(31,688)	(29,564)
D Value of In-Force Business after Cost of Solvency Margin (B + C)	170,664	153,444
E Embedded Value (A + D)	296,493	298,099
F Value of One Year’s Sales before Cost of Solvency Margin	24,437	23,726
G Cost of Solvency Margin	(3,931)	(3,887)
H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	20,506	19,839

Note:	Taxable income is based on earnings calculated using solvency reserves.
The value of half year’s sales for the six months ended 30 June 2011 and for the corresponding period of last year:
Table 2
Components of Value of Half Year’s Sales

	RMB million
	30 June	30 June
ITEM	2011	2010

A Value of Half Year’s Sales before Cost of Solvency Margin	14,336	13,635
B Cost of Solvency Margin	(2,150)	(2,087)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	12,186	11,548

Note: 1)	Taxable income is based on earnings calculated using solvency reserves.

2)
The value of half year’s sales is defined as the discounted value of the projected stream of future after-tax distributable profits for the half year’s sales in the six months immediately preceding the valuation date.

China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
MOVEMENT ANALYSIS
The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.
Table 3
Analysis of Embedded Value Movement in the First Half Year of 2011

ITEM	RMB million

A Embedded Value at Start of Year	298,099
B Expected Return on Embedded Value	13,687
C Value of New Business in the Period	12,186
D Operating Experience Variance	4,751
E Investment Experience Variance	(14,025)
F Methodology, Model Changes	352
G Market Value Adjustment	(6,279)
H Exchange Gains or Losses	(282)
I Shareholder Dividend Distribution	(11,306)
J Other	(690)
K Embedded Value as at 30 June 2011 (sum A through J)	296,493

Notes:	1)	Numbers may not be additive due to rounding.

	2)	Items B through J are explained below:
B
Reflects unwinding of the opening value of in-force business and value of new business sales in the first half year of 2011 plus the expected return on investments supporting the 2011 opening net worth.

C	Value of new business sales in the first half year of 2011.

D	Reflects the difference between actual experience in the first half year of 2011 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during the first half year of 2011.

F	Reflects the effect of projection method and model enhancements.

G	Change in the market value adjustment from the beginning of year 2011 to 30 June 2011, and other related adjustments.

H	Reflect the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during the year of 2011.

J	Other miscellaneous items.
China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
SENSITIVITY TESTING
Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.
Table 4
Sensitivity Results

		RMB million
		VALUE OF IN-FORCE	VALUE OF ONE YEAR’S
		BUSINESS AFTER COST OF	SALES AFTER COST OF
		SOLVENCY MARGIN	SOLVENCY MARGIN

	Base case scenario	170,664	20,506
1.	Risk discount rate of 11.5%	161,987	19,437
2.	Risk discount rate of 10.5%	179,993	21,652
3.	10% increase in investment return	202,182	23,560
4.	10% decrease in investment return	139,589	17,586
5.	10% increase in expenses	168,137	18,665
6.	10% decrease in expenses	173,186	22,347
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	168,937	20,440
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	172,415	20,572
9.	10% increase in lapse rates	169,422	20,432
10.	10% decrease in lapse rates	171,950	20,574
11.	10% increase in morbidity rates	168,784	20,432
12.	10% decrease in morbidity rates	172,561	20,581
13.	10% increase in claim ratio of short term business	170,335	19,906
14.	10% decrease in claim ratio of short term business	170,992	21,106
15.	Solvency margin at 150% of statutory minimum	155,557	18,507
16.	Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	169,278	20,817

		Adjusted Net Worth
	Base Case Scenario	125,829
17.	Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	118,032

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.
China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE
To The Directors of China Life Insurance Company Limited
China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the half year ended 30 June 2011 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.
China Life has engaged Towers Watson Pennsylvania Inc., trading as Towers Watson (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.
Scope of work
Our scope of work covered:
•
a review of the methodology used to develop the embedded value as at 30 June 2011, and the value of one year’s sales and value of half year’s sales in the 12 months and 6 months to 30 June 2011 respectively (“Value of Sales”), in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value as at 30 June 2011 and the Value of Sales;

•	a review of the results of China Life’s calculation of the EV Results.
In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.
Opinion
Based on the scope of work above, we have concluded that:
•
the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
•
the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.
For and on behalf of Towers Watson
Adrian Liu FIAA, FCAA
16 August 2011
China Life Insurance Company Limited

Commission File Number 001-31914
In case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.